DIRECTOR/PDMR SHAREHOLDING

UNILEVER PLC

Released 17:52:00 11 June 2024

RNS Number : 0378S
Unilever PLC
11 June 2024

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely asso**	
a)	Name	Esi Bracey
2	**Reason for the notification**	
a)	Position/status	Chief Growth and Marketing Officer (a member of U Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, au or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument each type of transaction; (iii) each date; and (iv) each place where transactions ha conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 706.6210 PLC ADR shares (reinvestment of d on beneficially owned shares). This agreeme entered into during an open period.
c)	Currency	USD - United States Dollar
d)	Price(s) and volume(s)	Price(s): $55.54; Volume(s): 706.6210
e)	Aggregated information - Volume - Total	706.6210 $39,246.15
f)	Date of the transaction	2024/06/07
g)	Place of the transaction	New York Stock Exchange - XNYS

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